August 13, 2021

Vaxxinity, Inc.

Confidential Submission of Draft Registration Statement on Form S-1

CIK No. 0001851657

Ladies and Gentlemen:

Vaxxinity, Inc. (the “Company”) has confidentially submitted on August 6, 2021 pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, a draft Registration Statement on Form S-1 (the “Registration Statement”) for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

The Company confirms that it qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. The Company also confirms that it will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

*        *         *

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Joseph D. Zavaglia at 212-474-1724.

Sincerely,

/s/ Joseph D. Zavaglia

Joseph D. Zavaglia

VIA EDGAR

Copy to:

René Paula Molina, General Counsel and Secretary

Vaxxinity, Inc.

1717 Main St, Ste 3388

Dallas, TX 75201

VIA E-MAIL

2